ENGLISH VERSION – 20F ITEM 19 Exhibit 4.f

Sale and Purchase of Mining Concessions Agreement

THIS AGREEMENT is made and entered in the City of Chihuahua, State of Chihuahua, Mexico on this the 8th day of September, 2003 by and between:

CÍA. MINERAL EL CORONEL, S.A. DE C.V. herein represented by MR. CONRADO ACUÑA ARANDA, in his capacity as General Manager holding Powers of Attorney for acts of domain (hereinafter referred to as the “ Vendor”);

OF THE FIRST PART;

AND

MINERA MONTERDE, S. DE R.L. DE C.V. a company duly incorporated and in existence pursuant to the Business Corporations Act of Mexico, with main offices located at Calle Arizona 2055, Col. Las Aguilas C.P. 31237 Chihuahua, Chih. Mexico, represented herein by ALAN DOUGLAS HITCHBORN acting as its General Manager holding General Powers of Attorney for Legal Representation and Collections, Acts of Administration and Domain (hereinafter referred to as the “Purchaser”),

OF THE SECOND PART.

The appearing parties have caused the execution of this Agreement to set forth the terms and conditions under which the Vendor sells to the Purchaser, and the Purchaser purchases from the Vendor, on the terms and subject to the conditions herein set out, an undivided 100% ownership in and to the Mining Concessions (as defined here-below) all free and clear of all liens, charges, encumbrances, claims, rights or interest of any person.

This Agreement is entered into by the parties pursuant to the laws of Mexico and, specifically, pursuant to the applicable provisions of the Mining Act and its Regulations, the Federal Civil Code and applicable federal and state legislation in force on the date of signing of this Agreement.

WHEREAS, the Vendor hereby warrants and represents to the Purchaser that:

I.                                      It is a subsisting limited liability corporation duly incorporated and registered as a mining corporation pursuant to the laws of the United Mexican States; the powers and authority granted to its representative appearing in its name and behalf herein are sufficient for the execution of this act and said powers and authority have not, as of the date hereof, been revoked, amended or limited in any manner whatsoever; and the execution, delivery and performance of this Agreement, and the consummation of the transactions herein contemplated will not conflict with, accelerate the performance required by or result in the breach of any agreement to which it is a party or by which it is currently bound.

II.                                      It is the beneficial owner of an undivided 100% right, title and interest in and to the mining exploitation concessions located in the Municipality of Guazaparez, State of Chihuahua, Mexico, which are properly and accurately described in Schedule A attached hereto and made part hereof for all corresponding legal effects (hereinafter collectively referred to as the “Mining Concessions”).

III.                                As of the date hereof and subject solely to the provisions contained in the Option Agreement (as defined here-below) each and all of the Mining Concessions are (a) validly subsisting, (b) in good standing in respect to the obligations set forth in article 27 of the Mining Act and (c) free and clear of:

(a)	all liens, charges, encumbrances, claims, rights or interest of any person;

(b)	all affectations or limitations of ownership whatsoever;

(c)	any judicial claim or arbitration proceeding or any proceeding that may render the cancellation, nullity or non-existence of the rights attached thereto;

(d)
the juridical effects of any exploration, exploitation, option, promise to contract, unlimited association, society or joint venture agreement or any agreement or juridical act that may impede, affect or prohibit the execution or performance of the obligations hereunder, whether registered or not at the Mining Recorders Office of the Federal Bureau of Mines of Mexico.

WHEREAS, the Purchaser hereby warrants and represents to the Vendor that:

I.                                      It is a subsisting limited liability corporation duly incorporated and registered as a mining corporation pursuant to the laws of the United Mexican States.

II.                                 It possesses the legal capacity required under Mexican law to hold as proprietor the ownership rights in and to mining concessions located within the territory of the United Mexican States, pursuant to article 11 of the Mining Act.

III.                           The powers and authority granted to its representative appearing in its name and behalf herein are sufficient for the execution of this act and said powers and authority have not, as of the date hereof, been revoked, amended or limited in any manner whatsoever.

IV.                             The execution, delivery and performance of this Agreement, and the consummation of the transactions herein contemplated will not conflict with, accelerate the performance required by or result in the breach of any agreement to which it is a party or by which it is currently bound.

AND WHEREAS, the Vendor and the Purchaser mutually warrant and represent to each other that:

I.                                      On August 14th, 2001 they executed and ratified before the authority of a notary public in and for the City of Chihuahua, State of Chihuahua an Exploration and Option to Purchase Agreement (the “Option Agreement”) whereby the Purchaser acquired, on the terms and subject to the conditions agreed upon thereto, the exploration rights and the right and option to purchase an undivided 100% right, title and interest in and to the Mining Concessions.

II.                               As of the date hereof, the Option Agreement is in good standing and each of the parties are in full compliance with all of the obligations entered into under said agreements; this Agreement is entered into in accordance with, and under the terms and conditions set out in, the Option Agreement and it fully substitutes, cancels and supersedes in its entirety the said Option Agreements and any other agreement, verbal or written, that may have been agreed by or between the parties in respect to the Mining Concessions

NOW THEREFORE, in consideration of the mutual warranties and representations herein contained, the parties have caused the execution of this Agreement as follows:

1.                                      Sale and Purchase. The Vendor hereby sells to the Purchaser, and the Purchaser hereby purchases from the Vendor, on the terms and subject to the conditions herein set out, an undivided 100% right, title and interest in and to the Mining Concessions (as described in Schedule A which is attached hereto and made part hereof for all corresponding legal effects), free and clear of all liens, charges, encumbrances, claims, rights or interest of any person and with no reservation of any right or action of any kind whatsoever.

2.                                      Transfer of Title. The parties covenant and agree that ownership title in and to the Mining Concessions subject matter hereof, and in and to all rights or annexations accrued or inured under the law thereto, is transferred from the Vendor to the Purchaser on the date of signing of this Agreement.

3.                                      Purchase Price. The Purchaser and the Vendor covenant and agree that the total price for the purchase of an undivided 100% right, title and interest in and to the Mining Concessions shall be the amount of $1,000,000 USD (one million dollars currency of the United States of America 00/100) (the “Purchase Price”) to be paid by the Purchaser to the Vendor as follows:

(a)
USD $92,000 (ninety-two thousand dollars currency of the United States of America 00/100) which have been paid by the Purchaser to the Vendor pursuant to the terms of the Option Agreement; this Agreement, when duly signed by the parties, shall be deemed as the receipt in full satisfaction of such amount provided under the law;

(b)	USD $ 45,000.00 (forty five thousand dollars currency of the United States of America) to be paid by February 14, 2004;

(c)	USD $ 75,000.00 (seventy five thousand dollars currency of the United States of America) to be paid by August 14, 2004;

(d)	USD $ 105,000.00 (one hundred and five thousand dollars currency of the United States of America) to be paid by February 14, 2005;

(e)	USD $ 135,000.00 (one hundred thirty five thousand dollars currency of the United States of America) to be paid by August 14, 2005;

(f)	USD $ 165,000.00 (one hundred sixty five thousand dollars currency of the United States of America) to be paid by February 14, 2006;

(g)	USD $ 383,000.00 (three hundred eighty three thousand dollars currency of the United States of America) to be paid by August 14, 2006.

3.1.                          In the event that full and complete payment of the Purchase Price has not been paid by the time the Purchaser has commenced Commercial Production (as defined in clause 3.3. below) of minerals regulated under the Mining Act on the Mining Concessions then the Purchaser shall pay to the Vendor, within a term of thirty (30) calendar days following such commencement of Commercial Production any unpaid balance of the Purchase Price.

3.2                          “Commercial Production” shall mean the operation of a mine on the Mining Concession or any part thereof but does not include milling for the purposes of testing or milling by a pilot plant. Commercial Production shall be deemed to have commenced on the first day of the month following the first 30 consecutive days during which mineral products regulated under the Mining Act have been produced from the Mining Concession at an average rate not less than 70% of the initial rated capacity of the facilities designed for the said Mining Concession.

3.3.                          The Purchaser shall have the irrevocable right to assign to a third party, at its own discretion, any or all of the rights set out in this Agreement, including, but are not limited to, the ownership rights in and to the Mining Concessions. In the event an assignment of any of the rights herein contemplated is effected prior to the Total Purchase Price has been paid in full by the Purchaser, then:

(1)                   the prior written consent from the Vendor shall be required to effect the assignment, such consent not to be unreasonably withheld;

(2)                   the assignee(s) of such rights shall irrevocably abide to each and all of the terms of this Agreement, including, but not limited to, the payment of the balance of the Total Purchase Price that pursuant to clause 3.0. becomes outstanding from the date of execution of the assignment.

4.                                      Currency. All payments to be made pursuant to this Agreement may be effected, at the option of the Vendor, in legal currency of Mexico (Mexican peso) in accordance with the official exchange rate posted by the Bank of Mexico for payment of obligations denominated in foreign currency as published on the Official Gazette of the Federal Government of Mexico on the date of publication immediately preceding the date the corresponding obligation(s) is to become due.

5.                                      Tax laws. All payments to be made pursuant to this Agreement shall be made in accordance with the laws of Mexico and, specifically, in accordance with the provisions set forth under the Value-Added Tax Act and the Income Tax Act of Mexico.

6.                                      Further Assurances. The Vendor hereby covenants and agrees to do all such further acts and execute and deliver all such further deeds, documents and assurances as may be required in order to fully perform its obligations hereunder, including, but not limited to, the signing and/or filing of whatever document, or the execution of any act, that in the opinion of the Purchaser is required, necessary or prudent under Mexican law to complete the recordation of this Agreement and the acquisition by the Purchaser of an undivided 100% ownership in and to the Mining Concessions at the Mining Recorders´ Office of the Federal Bureau of Mines of the Secretariat of Economy of Mexico.

7.                                      Default. In the event of default of any of the obligations entered into hereunder, the affected party may deliver to the other party a notice setting forth the obligation(s) which in its opinion are in default and it shall grant to such other party a term of thirty (30) calendar days to cure such default (the “Notice of Default”).

7.1.                          If at the expiration of the term set out in clause 7 above, the default has not been cured or the party causing such default has not provided sufficient evidence to justify such circumstance, then the affected party may deliver to the other party a notice of rescission of this Agreement (the “Notice of Rescission”).

8.                                      Termination. This Agreement shall cease to be in force and effect upon:

(a)
delivery solely by the Purchaser, at its own discretion, of an unilateral notice of termination of Agreement (the “Notice of Termination”). The Purchaser shall not be obligated to justify or prove any cause or reason for delivery of a Notice of Termination;

(b)	delivery of a Notice of Rescission pursuant to clauses 7 and 7.1.;

(c)	written agreement of the parties duly ratified under the authority of a notary public.

9.                                      Upon termination of this Agreement by reason set out in clause 8 paragraph (a) above, the Vendor shall not demand or accept payment of any of the obligations set out in clause 3 that were to become payable subsequent to the date of termination; all payments made to the Vendor prior to the date of termination by reason of clause 8 (a) shall be deemed to having been accrued to and for the sole benefit of such Vendor.

9.1.                          Upon termination of this Agreement by reason set out in clause 8 paragraph (a), (b) (solely if the defaulting party is not the Vendor) and (c) (solely if such is the intent of the termination agreement referred thereto), the undivided 100% right, title and interest in and to the Mining Concessions subject matter hereof shall be transferred, at no cost, from the Purchaser to the Vendor free and clear of all liens, charges, encumbrances, claims, rights or interest of any person and with no reservation of any right or action of any kind whatsoever. To comply with such provision, the Purchaser covenants and agrees to execute and/or file whatever document, and to execute any act, that in the opinion of the Vendor is required, necessary or prudent under Mexican law to complete the transfer from the Purchaser to the Vendor of an undivided 100% ownership in and to the Mining Concessions and the correspondent recordation of such transfer at the Mining Recorders´ Office of the Federal Bureau of Mines of the Secretariat of Economy of Mexico. The transfer from the Purchaser to the Vendor of an undivided 100% ownership in and to the Mining Concessions as set forth in this clause 9.1. shall be executed within a term of thirty (30) calendar days following the notification of the termination of this Agreement.

10.                                Governing Law. This Agreement shall be construed and regulated by the provisions of the Mining Act and the Regulations, the Code of Commerce and the Federal Civil Code of Mexico. The parties hereto agree that the state and federal tribunals with competent jurisdiction in and for the City of Chihuahua, State of Chihuahua shall have the authority to resolve any dispute, suit or claim arising under this Agreement. The parties hereby renounce to the jurisdiction of any other tribunal or court to whose jurisdiction they might have a right to, by virtue of their current or future domiciles.

11.                                Force Majeure. No obligation agreed hereunder shall be in force in the event of occurrence of an act of force majeure. Payment of the respective obligation shall be suspended for the duration of the act of force majeure. In such event, the term for payment of the suspended obligation(s) shall be advanced by the number of days equal to the period of the act of force majeure is in effect.

11.1                        The parties acknowledge as acts of force majeure, the following: any act of God or human act, such as earthquakes, volcanic eruptions, hurricanes, fires, floods, storms, accidents, droughts, avalanches, uprisings, rebellions, revolutions, wars, general strikes of financial institutions, illegal confinement, acts of authority, impossibility to access, or complete obstacle to, the mining lots comprising the Mining Concession and, in general, any other act not related to the will of the parties that prevents or delays the performance of the obligations entered into hereunder.

11.2.                        In the event of force majeure, the Purchaser shall, as prompt as reasonably possible, deliver a notice to the Vendor to inform it of the estimated period of time during which payment of the respective obligation(s) is(are) expected to be suspended. On disappearance of the force majeure, the Purchaser shall notify the Vendor of such circumstance and it shall, as prompt as reasonably possible, proceed with compliance of the suspended obligation(s).

12.                                Notices. Any notice or notification given or required to be given between the parties as a result of the application of this Agreement, including any notification required under judicial proceedings, shall be given in writing and personally delivered to the other party, or delivered by any way that assures undoubtedly its reception or notification and it shall be addressed to the latest domiciles set out by the parties under this Agreement, which domiciles are, until further notice is given, as follows:

If to the Vendor:	If to Purchaser:

Cía. Mineral El Coronel, S.A. de C.V.	Minera Monterde, S. de R.L. de C.V.
Attention: President	Attention: President
Ave. Independencia No. 3010	Calle Arizona 2055
Col. Santa Rosa	Col. Las Aguilas C.P. 31237
Chihuahua, Chih. México	Chihuahua, Chih. México
Tel. (614) 423 23 82
Tel. (614) 437 07 90
Fax: (614) 423 23 82
With copy to:
Minera Monterde, S.R.L. de C.V.
Attention: Presidente
Suite 215, 800 West Pender St.
Vancouver, BC V6C 2V6

13.                                Successors and Assigns. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective successors and assigns.

14.                                Languages.- The parties sign and approve this Agreement in the English and Spanish languages. The parties agree that in the event of discrepancy between the two versions, the Spanish version shall prevail. The parties acknowledge to having obtained sufficient independent legal advice and to having read and understood (through their respective appointed interpreters and legal counsel) the legal effects and validity of this Agreement in both the Spanish and English versions. The English version is attached as schedule B hereto and made part hereof for all corresponding legal effects.

15.                                Whole Agreement.- This Agreement, schedules A (Mining Concessions) and B (English Version) attached hereto and the documents delivered as set forth hereunder, constitute the entire understanding of the parties in respect to the subject matter hereof, and they cancel and supersede any other agreement, contract or letter of intent that they may have executed, either verbally or in writing, in respect to the said subject matter, including, but not limited to the Option Agreement.

In witness whereof, the parties hereto after having read and understood the legal effects and validity of the premises set forth above, have caused this Agreement to be executed on the date and place above written.

THE “VENDOR”

CÍA. MINERAL EL CORONEL, S. A. DE C. V.

“CONRADO ACUÑA ARANDA”
Por: CONRADO ACUÑA ARANDA
ITS: GENERAL MANAGER

THE “PURCHASER”

MINERA MONTERDE, S. DE R. L. DE C.V.

 ”Alan Douglas Hitchborn”
PER: ALAN DOUGLAS HITCHBORN
ITS: GENERAL MANAGER